Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON ESTIMATED LOSS IN THE ANNUAL

RESULTS FOR THE YEAR OF 2022

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	ESTIMATED RESULTS FOR THIS PERIOD

(I)	Period covered by the estimated results

1 January 2022 to 31 December 2022 (the “Reporting Period”)

(II)	Estimated Results

1.

Based on preliminary financial information prepared by the finance department of the Company, the Company expects to record a loss in the results for the year of 2022, and a net loss attributable to shareholders of the Company of approximately RMB30.3 billion to RMB33.2 billion.

2.	The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company is estimated to be approximately RMB30.9 billion to RMB34.1 billion.

3.	The financial figures relating to the estimated results for the Reporting Period are only based on preliminary estimates, and have not been audited by certified public accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

(I)

The net loss attributable to shareholders of the Company: RMB12.103 billion. The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company: RMB12.630 billion.

(II)	Loss per share: RMB0.75.

III.	MAJOR REASONS FOR THE ESTIMATED LOSS IN RESULTS FOR THIS PERIOD

During the Reporting Period, the domestic civil aviation industry was affected by multiple shocks such as repeated impact of pandemic, high oil prices, and the depreciation of the Renminbi. In 2022, the Company’s passenger capacity (measured by available seat kilometres) and revenue passenger kilometers decreased by approximately 28.1% and 33.0%, respectively, as compared with last year, and decreased by approximately 55.3% and 64.2%, respectively, as compared with 2019.

In the face of extreme difficulties and severe challenges, the Company insisted on joint efforts of long-term strategies and short-term strategies, making every effort to seize income, reduce costs, revitalize resources, and actively respond to negative impacts. However, as affected by multiple factors such as the epidemic, the operating performance of the Company in 2022 continued to suffer loss.

IV.	RISK WARNINGS

The finance department of the Company is making every effort to prepare the financial statements for the year of 2022. Due to the significant impact on the Company caused by the COVID-19 pandemic, the relevant financial impact is subject to further assessment. In respect of this estimated results, there is no other substantial uncertainty which may affect its accuracy.

V.	OTHER EXPLANATORY MATTERS

The data set out in this announcement is only preliminary accounting data. The specific and accurate financial data should be those to be disclosed in the audited results in the 2022 annual report of the Company. Investors are advised to pay attention to such investment risks involved.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 January 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

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